

June 28, 2018

Edward Jankowski
Chief Executive Officer
XpresSpa Group, Inc.
780 Third Avenue, 12th Floor
New York, New York 10017

> **Re: XpresSpa Group, Inc.**
> **Registration Statement on Form S-3, filed on June 8, 2018**
> **File no. 333-225531**

Dear Mr. Jankowski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 filed on June 8, 2018, File no. 333-225531

General

1. We note that you are registering the sale of approximately 20 million shares of common stock, which represents roughly 77% of your shares outstanding as of May 29, 2018, and roughly 95% of your public float. Given the size of the offering relative to the number of shares held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather that a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. Please see Securities Act Rules C&DI 612.09,

publicly available on the Commission website, for guidance in distinguishing primary from secondary offerings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any questions.

Division of Corporation Finance
Office of Telecommunications

cc: Daniel Bagliebter